EXHIBIT 99.37

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-25

Mercator Minerals Announces El Pilar Feasibility Study Results
Estimated Net Present Value of $335 million with less than a 2-year payback

Vancouver, British Columbia – September 27, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) is pleased to announce the results of an optimized  feasibility study (“FS”) that confirms the potential development of  a robust, large-scale, low-cost copper mine at the El Pilar project, located in the mining friendly jurisdiction within the northern Mexican state of Sonora.

Base Case(1) Highlights
(all amounts in U.S. dollars and metric tonnes unless otherwise indicated)

●	Net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million;

●	Internal rate of return (“IRR”), after-tax, of 35.7%;

●	Payback period of 1.7 years;

●	Life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds in the first five years;

●	Expected average life of mine total cash operating costs are $1.37 per pound of payable copper, average $1.27 per pound in the first five years, and $0.94 per pound in the first year;

●	Initial capital of $245 million, excluding working capital;

●	12-year mine life, with total estimated copper production of 881.7 million pounds;

●	Mining and stacking of run-of-mine ore at an average LOM rate of 52,000 tonnes per day, 49,000 tonnes per day in the first five years;

●	Favorably located relative to existing infrastructure

(1) Base Case at $3.83/lb. copper price per pound Years 0 and 1,  $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine, averaging $2.82/lb copper over the life of mine. All calculations are Base Case except where otherwise specified.

Bruce McLeod, Mercator’s President and CEO comments, “We are very pleased with the results of the optimized feasibility study as it confirms El Pilar as a high return, low risk project. This project represents a significant milestone for Mercator as it brings the potential to transform our company into a low cost mid-tier base metal producer. With the feasibility study complete, the project’s next milestone will be to secure debt financing, which is now underway.”

Conference Call/Webcast
Mercator’s senior management will hold a conference call and a live audio webcast on Tuesday, September 27, 2011 at 1:30 p.m. Pacific time to discuss the El Pilar feasibility study.  To participate in the call, dial 416-695-6622 or 800-766-6630 for North America or 800-4222-88358 for International. To listen to the live webcast, visit http://www.gowebcasting.com/2859 . A presentation accompanying the call will be available on the company’s website www.mercatorminerals.com.

An archived recording of the conference call will be available for playback for two weeks after the event by dialling 800-408-3053 (North America) or  800-3366-3052 (International) with conference passcode 5771266#.

Feasibility Study
The El Pilar FS was completed by M3 Engineering and Technology Corp. (“M3”), a global leader in engineering and project management services for the mining resources industry.  M3 was chosen for the El Pilar FS because of its expertise and experience with similar sized, copper leaching and solvent extraction/electrowinning (“SX/EW”) processing projects globally and in Mexico.  Significant contributions to the report were also made by Independent Mining Consultants, Inc. and The Mines Group.

The FS builds on an earlier feasibility study completed in 2009 by Stingray Copper Inc., prior to acquisition of Stingray Copper Inc. by Mercator.  Since the 2009 feasibility study, considerable work has been done to optimize the El Pilar project, both operationally and economically.  For the El Pilar FS, the leach pad and SX/EW facilities were relocated and redesigned, additional metallurgical work was done to better forecast copper recovery and acid consumption, and a larger (1,300 tonne per day) acid plant was adopted to better meet forecast acid requirements.

The El Pilar project (the “Project”) is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage.  Run-of-mine (“ROM”) leach ore will be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and SX/EW processing to produce an average of 73 million pounds of copper in cathodes per year for the life of the mine, or approximately 33,100 metric tonnes of copper cathode annually.  A majority of the power required by the Project would be produced as a by-product of the sulphur burning acid plant, with backup and additional power requirements supplied by a power line connecting to the national grid.

Location and Infrastructure
The Project is located approximately 15 kilometres (“km”) south of Nogales in the Mexican state of Sonora, Mexico.  Elevations at the site range from 1,250 to 1,450 meters above sea level, with relatively gentle topographic relief.  Access to the Project is via a paved road from Nogales.

Regional infrastructure is excellent, with a rail line (from the Mexican cities of Nogales to Cananea) located immediately adjacent to the Project.  Water is available from wells drilled on the project site.  Backup and extra power requirements will be met by building a 28 km power line along a route from the west-northwest, connecting to the national grid.  The Project is located within the 20 to 26 km wide Free Trade Zone that extends along the Mexico-US border in northern Sonora.

Economic Summary
The estimated overall economic performance of the Project is based on the Base Case which summarizes the outcome of using variable copper pricing with a backwardation of prices in the latter years, as follows: $3.83/lb Years 0 and 1, $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine (averaging $2.82/lb copper over the life of mine). As a result, the Project is expected to generate a NPV (8% discount rate) of $335.3 million, IRR of 35.7% and simple payback (time in years to recapture the initial capital investment of 1.7 years.   Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures and production costs as summarized below and on sale revenues.   Sale revenues are based on the production and sale of copper cathode.

Mineral Reserves
Proven and Probable (“P&P”) Mineral Reserves(2) total 230.2 million tonnes grading 0.313% total copper and contain 1.6 billion pounds of copper.  P&P Mineral Reserves were calculated at a long-term copper price of $2.75 per pound.

Mineral Reserve
Mineral Reserve Class	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Cu Million pounds
Proven Mineral Reserve	99,572	0.332	0.153	728.8
Probable Mineral Reserve	130,583	0.299	0.131	860.8
Proven/Probable Mineral Resource	230,155	0.313	0.140	1,589.6
Total Pit Material 678,686,000 tonnes Waste:Ore = 1.95

(2) Mineral Resources have been calculated with CIM Guidelines. A copper price of $2.75/lb was used for the calculation of Mineral Reserves.

The mineral reserve estimate was completed by Mike Hester, FAusIMM, an independent qualified person as this term is defined in NI 43-101. The effective date of this mineral reserve estimate is September 27, 2011. Mike Hester, FAusIMM, analyzed the data, reviewed and validated the mineral reserve estimates. See “Mineral Resource and Mineral Reserve Estimation” below for additional information.

Mineral Resources
Measured and Indicated (“M&I”) Mineral Resources inclusive of mineral reserve (see table below) total 359.3 million tonnes grading 0.281% total copper, or 2.2 billion pounds of contained copper.  Inferred Mineral Resources total an additional 68.0 million tonnes grading 0.239% total copper and contain an additional 358.3 million pounds of copper.  Mineral Resources are calculated on the basis of a 0.15% total copper cut-off grade.

Mineral Resource (Inclusive of Mineral Reserves)
Mineral Resource Class	0.15% Copper (“Cu”) Cut-off
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Cu Million pounds
Measured Mineral Resource	128,094	0.307	0.128	867.0
Indicated Mineral Resource	231,154	0.266	0.095	1,355.5
Measured+Indicated Resource	359,248	0.281	0.107	2,222.5
Inferred Mineral Resource	67,996	0.239	0.082	358.3

M& I Mineral Resources and Inferred Mineral Resources(3) exclusive of reserve are tabulated below:
Mineral Resource (Exclusive of Mineral Reserves)
Mineral Resource Class	0.15% Copper (“Cu”) Cut-off
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Cu Million pounds
Measured Mineral Resource	28,823	0.221	0.042	140.4
Indicated Mineral Resource	101,677	0.221	0.048	496.4
Measured+Indicated Resource	130,500	0.222	0.047	636.7
Inferred Mineral Resource	67,996	0.239	0.082	358.3

M&I Mineral Resources at different cut-off grades are indicated below with the base case at a 0.15% cut-off grade noted in bold:
Measured and Indicated Mineral Resources at different cut-off grades
Total Cu cut-off (%)	Measured Mineral Resource			Indicated Mineral Resource			Measured+Indicated Mineral Resource
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)
0.30	64,377	0.385	0.193	67,814	0.366	0.172	132,191	0.375	0.182
0.25	86,144	0.357	0.168	119,222	0.326	0.132	205,366	0.339	0.151
0.20	109,304	0.329	0.145	178,495	0.292	0.113	287,799	0.306	0.125
0.15	128,094	0.307	0.128	231,154	0.266	0.095	359,248	0.281	0.107
0.10	137,301	0.295	0.121	255,218	0.253	0.087	392,519	0.268	0.099

Inferred Mineral Resources at different cut-off grades are indicated below a base case at a 0.15% cut-off grade noted in bold:

Inferred Mineral Resources at different cut-off grades
Total Cu cut-off (%)	Inferred Mineral Resource
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)
0.30	9,969	0.422	0.216
0.25	20,898	0.344	0.153
0.20	39,612	0.286	0.111
0.15	67,966	0.239	0.082
0.10	90,333	0.212	0.068

(3) The Mineral Reserves and Mineral Resources have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining (“CIM”) definitions for Mineral Resources. Mineral Resources for El Pilar are estimated at a cut-off grade of 0.15% total Cu.

The mineral resource estimate was completed by Mike Hester, FAusIMM, an independent qualified person as this term is defined in NI 43-101. The effective date of this mineral resource estimate is September 27, 2011. Mike Hester, FAusIMM, analyzed the data, reviewed and validated the mineral resource estimates. See “Mineral Resource and Mineral Reserve Estimation” below for additional information.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Life of Mine Production Schedule
Approximately 6.6 million tonnes of material will be pre-stripped in the year prior to start-up of operations, costs for which will be capitalized. The LOM plan contemplates mining of 678.7 million tonnes of material, of which 448.5 million tonnes comprises waste gravel overburden and 230.2 million tonnes ore mined over a 12-year mine life. The overall strip ratio for the Project is 1.95 tonnes of waste for each tonne of ore.

ROM leach ore will be mined and stacked on the leach pad at an average LOM rate of 52,000 tonnes per day, but averaging 49,000 tonnes per day in the first five years.   Annual ore production is scheduled to maximize copper production through the plant and averages 19 million tonnes of ore per year over the mine life and varies between 12.7 million tonnes in the first year of production to a maximum of 22.0 million tonnes.

Contract mining is planned for the preproduction period and for the first two years of operations, followed by owner mining for the remainder of the life of mine.

Processing & Acid Plant
The Project is for an oxide copper leach mining operation.  Copper will be extracted from the ore placed on a heap by the application of sulphuric acid-bearing solution.   The copper bearing leach solution will be collected at the bottom of the heap and copper will be recovered by SX and then plated as 99.99% pure copper cathodes using electrolysis in the EW plant.  The copper cathode will be marketed directly to a copper cathode buyer.

Estimated copper recoveries and ore acid consumptions were determined on the basis of metallurgical column testing on different grade and copper solubility materials from different portions of the deposit, as well as large (250 tonne) bulk ore crib tests on ROM ore.  The LOM copper recovery is expected to average 55.5% of total copper (“TCu”), with recoveries varying from a high of 68% TCu at the start of the mine life to a low of 43% TCu in the last mining year.   Acid consumption is expected to average 22 kilograms of acid per tonne of ore (“kg/t”), varying between 16 kg/t early in the mine life to 27 kg/t in the last year of mining.

Acid will be produced onsite by a 1,300 tonne per day (“tpd”) sulphur-burning acid plant.  The acid plant will burn molten sulphur delivered by rail car to the Project site. The cost of producing acid will depend on the price of delivered sulphur, but is estimated to average approximately $42 per tonne of acid produced over the mine life.  A significant economic benefit to the Project will be realized through the production of approximately 12 megawatts (MW) of low cost ($0.01 per kilowatt hour) power produced  by harnessing the exothermic reaction of the sulphur burning-acid producing process to produce steam generated power.  This represents approximately 90% in the first six years and then 100% in the last six years of the total power demand required by the Project.

Based on the planned mining schedule, copper production from the SX/EW plant is expected to average 73 million pounds of copper cathode per year.  Copper production will average 78.7 million pounds in the first five years of the Project, due to higher soluble copper grades and higher copper recoveries encountered early in the mine life.

Land, Permitting and Environmental
The property comprises 7,170 hectares in eighteen mining concessions.   Purchase agreements are in place with Ejido Miguel Hidalgo granting surface rights to 1,926 hectares that cover the planned mining and processing areas.  The power transmission line has been approved by the Comisión Federal de Electricidad (“CFE”), pending signing of final right-of-way access agreements with landowners.  The water concession title was granted in July 2011 for 2.33 million cubic meters of water per year, which is sufficient for project start-up.  A request for an additional 1.3 million cubic meters of water has been submitted and is pending approval.

The Manifest of Environmental Impact (“MIA”), the key environmental impact plan for the Project, was approved in January 2010. An updated application reflecting recent project changes was accepted and final approval is scheduled for October 2011.  The Change of Land Use (“CUS”) permit, which allows for mining activities on the property, will be completed along with approval of the final MIA.

The above noted, plus some additional relatively minor permits and licences, are required before the Project can be implemented.

Capital Costs

Initial Project capital costs are estimated to be $244.4 million, which includes a 15% contingency of $29.9 million and an estimated $9.6 million for capitalized contractor pre-stripping, but excludes estimated start-up working capital of $23.7 million. The summary breakdown of the initial capitalized costs is as follows:
Estimated Capital Costs

$ millions
Heap leach pad	30.6
SX/EW plant	40.1
Acid plant	39.2
Power plant & substation	19.5
Tank farm	8.1
Water system & treatment	4.5
General site plan	6.7
Sulphur unloading and handling facilities	8.8
Storage	4.8
Other	16.1
Total Direct Cost	178.4
Indirect Field Cost	1.1
Total Constructed Cost	179.5
EPCM cost	20.0
Owner’s Cost	5.4
Contingency	29.9
Pre-stripping costs	9.6
TOTAL	244.4

Based on planned contractor mining for the pre-production period and for Years 1 and 2 of operations, followed by owner mining, owner equipment capital costs in Year 3 are estimated to total $120.4 million.  Over the life of the mine, sustaining capital, largely for Phase II expansion of the heap leach pad and for additional mine equipment required for owner mining, is estimated to be $67.0 million.

Cash Operating Costs
Estimated total cash operating costs for the Project are summarized below and represent LOM averages expressed in total dollars per year and dollars per pound of material mined and processed.

Estimated Total Cash Operating Costs Summary

Area	$ millions/yr	$/lb
Mining (ore & waste)	60.4	0.83
Processing	28.4	0.39
G&A	6.4	0.09
Cathode transportation	2.2	0.03
Royalty	2.1	0.03
TOTAL	99.5	1.37

LOM total cash operating costs are estimated to be $1.37 per pound of payable copper, and $1.27 per pound in the first five years, with the first year at $0.94 per pound.

Sensitivity Analysis
Project sensitivities to percentage changes in copper price, total capital costs and total cash operating costs are shown below.

Sensitivity Analysis for varying Project Parameters

Parameter variation	Value	NPV8% ($million)	IRR (%)
Copper Price ($/lb)
-20%	$2.25	96.9	16.1
-10%	$2.54	217.1	26.0
Base case	$2.82	335.3	35.7
+10%	$3.10	452.6	45.1
+20%	$3.38	570.0	54.5
Total Cash Operating Costs ($/pound)
-20%	$1.11	439.6	42.8
-10%	$1.24	387.5	39.3
Base case	$1.37	335.3	35.7
+10%	$1.50	282.7	31.9
+20%	$1.63	229.8	28.0
Total Capital Costs ($ millions)
-20%	$345.5	412.8	51.0
-10%	$388.7	374.1	42.5
Base case	$431.9	335.3	35.7
+10%	$475.1	296.6	30.1
+20%	$518.2	257.8	25.6

Technical Report
The full El Pilar FS is prepared as a NI 43-101 compliant Technical Report and will be filed under Mercator's profile on SEDAR at www.sedar.com within 45 days of this news release.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company, has one of the fastest growing base metal profiles in its peer group. Mercator is also a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the mining friendly jurisdictions of Arizona, USA and Sonora, Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits in northern Mexico.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production of copper, projected mine life, completion dates for the development of the El Pilar Project, future copper prices (including the long-term estimated prices used in calculating the Company’s El Pilar mineral reserves), end-use demand for copper, and anticipated timing of production at the El Pilar Project and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper demand and prices; (2) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; and (3) any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Mineral Resource and Mineral Reserve Estimation
The database used to estimate the mineral resources and mineral reserves for the El Pilar Project was verified and validated by Mike Hester (FAusIMM) of IMC.  In the opinion of Mike Hester, FAusIMM of IMC, the sampling method and the current density of drill holes is appropriate for the nature of mineralization at the El Pilar Project and the database is acceptable for the mineral resource and mineral reserve calculations for which he is responsible, and the block model, mineral resource estimate and mineral resource classification reported herein are adequate for feasibility level evaluations of the El Pilar Project, and meet the “reasonable prospects for economic extraction” conditions of NI 43-101. The mineral resources and the mineral reserves presented herein have been estimated in conformity with CIM guidelines and are reported in accordance with NI 43-101.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Note to US Investors
This News Release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).
Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.   It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information contained in this News Release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Compliance with National Instrument 43-101
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101, has been carried out under the supervision of Mike Broch, BSc. Geology, Msc Economic Geology, FAusIMM, the Company’s VP, Exploration, a Qualified Person as defined by NI 43-101.

Qualified Persons
The following qualified persons, as defined in National Instrument 43-101, were involved in the preparation of the El Pilar FS and have read and approved the relevant technical portions of this news release: Mike Broch, BSc. Geology, Msc Economic Geology, FAusIMM, Alberto Bennett, P.E.and Mike Hester, FAusIMM.

For readers to fully understand the information in this news release, they should read the El Pilar FS, which will be available under the Company’s issuer profile on SEDAR (www.sedar.com) and on the Company’s website (www.mercatorminernals.com) in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this news release which is qualifies the technical information.  The El Pilar FS is intended to be read as a whole, and sections should not be read or relied upon out of context.  The technical information in the El Pilar FS is subject to the assumptions and qualifications contained therein.

Non-GAAP Performance Measures
“Total Cash Operating Costs” is a non-GAAP Performance Measures.  This performance measure is included because this statistic is a key performance measure that management uses to monitor performance. Management uses this statistic to assess how the Company is performing to plan and to assess the overall effectiveness and efficiency of mining operations.  This performance measure does not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.